Mail Stop 3561

October 1, 2007

Mr. Kevin C. Schick
 Chief Financial Officer
CON-WAY INC.
2855 Campus Drive, Suite 300
San Mateo, California 94403

>   **Re: Con-way Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 1-05046**

Dear Mr. Schick:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis
Reporting Segment Review
Con-way Freight and Transportation: 2006 Compared to 2005, page 21

1.   Please give consideration to expanding your discussion of fuel surcharges to disclose the amount (or a corresponding percentage) of such revenue and costs in each year for which statements of operations are presented. We note you disclose under Item 1A. Risk Factors at page 10, that fuel surcharges are part of your overall rate structure for customers and directly impacts your yield and revenue.

Discontinued Operations, page 25

2.   You state that your discontinued operations in the periods presented relate to, among other things, the spin-off of Consolidated Freightways Corporation ("CFC"). However, that spin-off occurred in 1996 and CFC declared bankruptcy in 2002. Therefore, it is unclear how CFC is included in your discontinued operations for the periods presented (i.e., 2004, 2005 and 2006). Please advise us supplementally and clarify your disclosure, as appropriate. This comment also applies to your discussions of discontinued operations on page 6 and 29.

Financial Statements

Note 2 – Discontinued Operations, page 49

3.   We note your detailed disclosures with respect to MWF, Con-way Forwarding and EWA. However, you include no disclosure regarding CFC even though the amounts of Income (Loss) from Disposal related to CFC for 2004 and 2005 exceed those for EWA in 2006 and for MWF in 2005 and 2006. Please consider adding disclosure to explain how your results of discontinued operations continue to be affected by an entity that was spun off over ten years ago.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief